EXHIBIT 99.1

Fury Intercepts 17.62 g/t Gold over 3.5 Metres Shallow at the Hinge Target

VANCOUVER, Canada – February 6, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide the final set of results from the 12,000 metre (m) 2023 drilling program at the Hinge Target, part of the high-grade Eau Claire gold project located in the Eeyou Istchee Territory, in the James Bay region of Quebec. The Hinge Target comprises a series of stacked gold-bearing quartz tourmaline veins concentrated within a 200m wide structurally controlled corridor. Highlights from these last five drill holes include 17.62g/t gold over 3.50m (including 29.80g/t gold over 2.00m), and 22.20g/t gold over 0.50m from 23EC-082; 3.35g/t gold over 8.50m (including 5.70g/t gold over 3.00m), and 2.24g/t gold over 7.50m from 23EC-079; and 5.49g/t gold over 3.50m from 23EC-078 (Table 1; Figure 1). The reported intercept from drill hole 23EC-082 of 17.62g/t gold over 3.50m is within 135m of surface and is completely open to surface and to the west, above the rest of the Hinge Target.

“We remain encouraged by the final set of results out of the Hinge Target from our 2023 exploration program, as they continue to demonstrate the growth potential at Eau Claire and will be incorporated in our upcoming updated mineral resource estimate,” commented Tim Clark, CEO of Fury. “Notably, these results are near surface which easily opens the target for further expansion. With just five holes still pending from the Percival Prospect remaining, we look forward to reporting the final results from our 2023 drilling program in the coming weeks.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Table 1: Current Eau Claire Drill Results

Hole ID		From	To	Length (m)	Au (g/t)	Te (g/t)
23EC-078		348	349	1.00	2.29	2.03
		354	355	1.00	4.26	3.60
		371.5	375	3.50	5.49	7.01
		399	400.5	1.50	1.57	1.79
		457	459	2.00	2.47	4.51
		580	582	2.00	3.09	4.14
		650	651	1.00	3.78	34.18
		697	706.5	9.50	1.88	3.01
	Incl.	703.5	705	1.50	6.31	8.66
23EC-079		271	279.5	8.50	3.35	5.71
	Incl.	275	278	3.00	5.70	10.70
		298	299.5	1.50	2.16	2.91
		321	328.5	7.50	2.24	2.85
23EC-081		103.5	105	1.50	1.89	0.14
		142.5	143.5	1.00	2.83	4.39
		166.5	169.5	3.00	1.34	2.06
		219.5	221	1.50	1.41	5.00
23EC-082		172.5	174	1.50	4.56	5.02
		182.5	186	3.50	17.62	27.51
	Incl.	182.5	184.5	2.00	29.80	46.53
		273	274.5	1.50	1.75	0.21
		366.5	367	0.50	22.20	2.77

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Downhole thickness was used due to the unknown zone orientations

Western Hinge Target

Drilling in 2023 has confirmed that the Hinge Target is the direct westerly extension of the high-grade Eau Claire gold deposit extending the mineralized footprint by over 400m. Drilling to date has identified a series of discrete sub-vertical quartz tourmaline veins concentrated in two, 100m wide, structurally controlled corridors with vertical continuity now demonstrated over 400m. The Hinge Target remains open up dip, down dip and to the west (Figure 1). The 12,000m of drilling completed at the Hinge Target in 2023 were designed to tighten up the drill hole spacing to a nominal 60-80m for use in an updated independent mineral resource estimate, which is now underway.

“This latest round of drill results have clearly demonstrated that the Hinge Target connects with and will extend the defined Eau Claire gold resource. More importantly, we have intercepted high-grade gold over good widths near surface and the potential up dip continuation of the mineralization is a compelling target for Fury to pursue. Now that all of the 2023 results for the Hinge are finalized, the technical team is working hard on updating the mineral resource estimate,” stated Bryan Atkinson, SVP of Exploration at Fury.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

The Company is also pleased to announce that Fury will be participating in the upcoming BMO Global Metals & Mining Conference to be held in person from February 25th to February 28th, 2024. Tim Clark, CEO and Director, will be in attendance meeting with investors to discuss the Company’s high-grade gold projects in Canada. The BMO Global Metals & Mining Conference connects mining companies with institutional funds, private equity groups, family offices and sector analysts. For more information on this conference visit https://capitalmarkets.bmo.com/en/industries/global-metals-mining/.

Eau Claire – Deposit Trend Long Section

23EC-079²
3.35 g/t Au over 8.5m
incl. 5.7 g/t Au over 3m
2.24 g/t Au over 7.5m
23EC-082²
17.62 g/t Au over 3.5m
incl. 29.8 g/t Au over 2m
22.2 g/t Au over 0.5m
23EC-075²
3.83 g/t Au over 3m
2.37 g/t Au over 5m
3.41 g/t Au over 6.5m
5 g/t Au over 3.5m
incl. 15.15 g/t Au over 1m
22EC-059²
22.77 g/t Au over 1.5m
23EC-068²
2.56 g/t Au over 7.5m
23EC-077²
31.77 g/t Au over 3.5m
23EC-074²
65.3 g/t Au over 0.5m
14.25 g/t Au over 1m
21EC-022¹
23.27 g/t Au over 7.09m
West
A
A'
850 Zone
450 Zone
Eastern Expansion
Hinge
Gap Zone
22EC-055²
5.75 g/t Au over 4m
22EC-059²
15.3 g/t Au over 1.5m
22EC-058²
45 g/t Au over 1m
5.55 g/t Au over 1m
22EC-049¹
21.4 g/t Au over 1m
23EC-078²
5.49 g/t Au over 3.5m
1.88 g/t Au over 9.5m
20EC-003¹
4.45 g/t Au over 5.43m
incl. 8.9 g/t Au over 2.51m
23EC-065²
5.9 g/t Au over 2.5m
5.73 g/t Au over 3.5m
4.65 g/t Au over 4.5m
23EC-069²
4.52 g/t Au over 5.5m
21EC-013¹
8.87 g/t Au over 2.88m
59.3 g/t Au over 0.96m
300 m
Plan View
North Limb Target
23EC-078
23EC-082
23EC-081
23EC-079
Eastern Expansion
A
A'
Hinge Target
Gap Zone
Basalt
300 m
Legend
Latest Drill Hole
Proposed Drill Hole
Completed Drill Hole
Block Model Au g/t
10
5
2.5
1

1. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; Downhole thickness was used due to the unknown zone orientations

Figure 1: Eau Claire Resource Long Section Looking North showing the location of the reported drill intercepts and the overall scale potential of the Hinge Target.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at the Hinge Target or Eau Claire areas will increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com